UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

The St. Joe Company

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

790148100

(CUSIP Number of Class of Securities)

Kenneth M. Borick, Esq.

The St. Joe Company

133 South WaterSound Parkway

WaterSound, Florida 32413

(850) 231-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

with a copy to:

Robert E. Buckholz, Esq.

Andrew G. Dietderich, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$299,999,988	$34,860

*	Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 16,666,666 shares of the outstanding common stock, no par value, of The St. Joe Company at a price of $18.00 per share in cash.
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,860	Filing Party: The St. Joe Company
Form or Registration No.: 005-35369	Date Filed: August 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) initially filed by The St. Joe Company, a Florida corporation (“St. Joe” or the “Company”), on August 24, 2015, pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 16,666,666 shares of its common stock, no par value (the “Shares”), at a price of $18.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 24, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the tender offer.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO and the Offer to Purchase as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the tender offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

ITEMS 1-8, 11.	Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Additional Information.

The information set forth in the Offer to Purchase under the heading “Cautionary Notice Regarding Forward-Looking Statements” is amended to delete the quotation marks around the phrase “forward-looking statements” and to delete the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act”, so that the first sentence under such heading reads in its entirety as follows:

“This document may contain or incorporate by reference forward-looking statements.”

ITEMS 1, 4, 11.	Summary Term Sheet; Terms of the Transaction; Additional Information.

The information set forth in the Offer to Purchase under “Summary Term Sheet— When will St. Joe pay for the shares I tender?” is amended and restated so that it reads in its entirety as follows:

“We intend to announce the final results of the tender offer and to pay the purchase price, net to you in cash, less any applicable withholding taxes and without interest, for the shares we accept for payment within four business days after the expiration of the tender offer. See Sections 1 and 5.”

The information set forth in the Offer to Purchase under “Section 1—Aggregate Purchase Price for Shares; Priority of Purchase; Proration—Proration” is amended by replacing the phrase “five business days” with the phrase “four business days”, so that the second paragraph under such heading reads in its entirety as follows:

“Because of the difficulty in determining the number of shares properly tendered, including shares tendered by the guaranteed delivery procedure, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, St. Joe does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the tender offer until approximately four business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.”

The information set forth in the Offer to Purchase under “Section 5—Purchase of Shares and Payment of Purchase Price” is amended by:

(a) inserting the following sentence after the first sentence in such section:

“We intend to announce the final results of the tender offer and to pay the purchase price, net to you in cash, less any applicable withholding taxes and without interest, for the shares we accept for payment within four business days after the expiration of the tender offer.”; and

(b) replacing the phrase “five business days” with the phrase “four business days”, so that the fourth paragraph in such section reads in its entirety as follows:

“In the event of proration, St. Joe will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date; however, St. Joe does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately four business days after the expiration date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tenders, will be returned, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at St. Joe’s expense promptly after the expiration date or termination of the tender offer.”

ITEMS 1, 4, 11.	Summary Term Sheet; Terms of the Transaction; Additional Information.

The information set forth in the Offer to Purchase under “Section 7—Conditions of the Tender Offer” is amended by inserting the following paragraph immediately after condition (8):

“Section 607.06401 of the Florida Statutes governs the ability of a Florida corporation to pay dividends to its shareholders, including distributions made by way of a purchase of the corporation’s shares, and provides that “[n]o distribution may be made if, after giving it effect: (a) [t]he corporation would not be able to pay its debts as they become due in the usual course of business; or (b) [t]he corporation’s total assets would be less than the sum of its total liabilities…” The statute permits the board of directors of the corporation to base its determination either on the corporation’s financial statements, a fair valuation or other method that is reasonable in the circumstances, and requires the evaluation to be made as of the date of payment for the shares.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ST. JOE COMPANY

By:	/s/ Marek Bakun
Name:	Marek Bakun
Title:	Chief Financial Officer

Date: September 2, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 24, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on August 24, 2015.*

(a)(5)	Press Release issued by the Company on August 21, 2015.*

(d)(1)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to the Company’s Current Report on Form 8-K filed on February 13, 2009).

(d)(2)	Stockholder Agreement dated September 14, 2011 by and between the Company, Fairholme Capital Management, LLC and Fairholme Funds, Inc. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).

(d)(3)	2009 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed on March 31, 2009).

(d)(4)	2015 Performance and Equity Incentive Plan.*

(d)(5)	Investment Management Agreement, dated April 8, 2013, between Fairholme Capital Management, L.L.C. and The St. Joe Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(6)	Amendment to Investment Management Agreement, dated February 21, 2014, between Fairholme Capital Management, L.L.C. and The St. Joe Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(7)	Amendment to Investment Management Agreement, dated April 21, 2014, between Fairholme Capital Management, L.L.C. and The St. Joe Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).

*	Previously filed.